Form 10-K, Exhibit 13
period 1993-12-31
OGDEN PROJECTS INC
filed 1994-03-30
CIK 851945

Ogden Projects, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED OPERATIONS

The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto.

RESULTS OF OPERATIONS
Year Ended December 31, 1993, Compared with 1992
Income from services (service revenues less operating costs and debt service charges) in 1993 of $76,403,000 was $8,527,000 higher than in 1992 due primarily to enhanced performance at certain existing facilities and the income generated at the three waste-to-energy facilities operated as part of the acquisition of RRS Holdings, Inc. ("RRS") in 1993. Construction profit (construction revenues less construction costs) of $16,495,000 in 1993 was $6,339,000 higher than in 1992 due primarily to increased construction activity during 1993.
  Service revenues for the year ended December 31, 1993 were $60,940,000 higher than in 1992. This increase was due primarily to the addition of the three RRS facilities in 1993.
  Construction revenues in 1993 were $154,083,000 higher than in 1992. This increase was primarily due to a full year of construction activity in 1993 at the Lee County, Florida, facility which broke ground in October 1992, new construction activity at the Montgomery County, Maryland, facility which broke ground in April 1993, and construction activity relating to the retrofit project at the Detroit, Michigan, facility which was part of the acquisition of RRS. These increases were partially offset by reduced construction activity for the year at the Union County, New Jersey, facility as the project nears completion. Additionally, $7,681,000 of construction revenues was recognized in 1992 on the sale of limited partnership interests in and related tax benefits of the Huntington, New York, waste-to-energy facility. Construction of the Union County facility is expected to be completed in the early part of 1994, while construction of the other three facilities is expected to continue throughout the entire year. The company recognizes profit on the percentage-of-completion method commencing at the level of completion at which the total profit is reasonably determinable.
  Operating costs increased $53,483,000 in 1993 compared to 1992. This increase was due primarily to the three RRS facilities being included in the results of operations during 1993,including the costs to overhaul the acquired facilities. Operating costs included $35,134,000 and $34,551,000 in 1993 and 1992, respectively, for depreciation of waste-to-energy facilities.
  General and administrative expenses in 1993 increased $7,492,000 compared to 1992 due primarily to increased marketing efforts associated with the development of new business.
  In December 1993, the Company adopted a plan to discontinue its fixed-site hazardous waste business. The net charge for all discontinued operations activity in 1993, which was not material, has been included in other deductions. See Note 3 for a further discussion on discontinued operations.
  The effective rate of the charge equivalent to income taxes for 1993 was 45.5% as compared to 40.0% in 1992. This increase was due primarily to the Omnibus Budget Reconciliation Act of 1993, enacted in August 1993, which increased the corporate Federal income tax rate from 34% to 35% retroactively to January 1, 1993. In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", the net deferred income tax liabilities were adjusted for the effect of the change in rate, resulting in a one-time charge of $4,402,000 in 1993.

Year Ended December 31, 1992, Compared with 1991
Income from services in 1992 of $67,876,000 was $14,343,000 higher than in 1991 due primarily to six additional waste-to-energy facilities in operation throughout the entire year, partially offset by increased maintenance and repair costs incurred in 1992 at certain facilities. Construction profit of $10,156,000 in 1992 was $11,492,000 lower than in 1991 due primarily to a decrease of $10,098,000 in the construction revenues recognized in 1992 from the sale of limited partnership interests and related tax benefits of the Huntington facility.
  Service revenues for the year ended December 31, 1992 were $50,308,000 higher than in 1991. This increase was due primarily to six facilities that were in operation for only a portion of 1991 generating revenue for the entire year in 1992.
  Construction revenues in 1992 were $51,488,000 higher than in 1991. This increase was primarily attributable to increased construction activity at the Union County waste-to-energy facility and the commencement of construction at the Lee County waste-to-energy facility, partially offset by lower construction revenues recognized on the aforementioned sale of limited partnership interests and related tax benefits.
  Operating costs increased $25,189,000 in 1992 as compared to 1991. This increase was due primarily to the six facilities that were in operation for only a portion of 1991 incurring costs for the full year in 1992 as well as from additional maintenance and repair costs incurred in 1992 at certain other operating facilities. Operating costs included $34,551,000 and $26,911,000 in 1992 and 1991, respectively, for depreciation of waste-to-energy facilities.
  Debt service charges in 1992 were $10,776,000 higher than in 1991. This increase was due primarily to four additional privately-owned waste-to-energy facilities, which were in commercial operation for only a portion of

1991, incurring debt service charges for the full year in 1992. Such increase was partially offset by a reduction in interest rates in 1992 on various adjustable rate revenue bonds.
  Effective January 1, 1992, the Company adopted the provisions of SFAS No. 109. The adoption of this standard required the Company to recognize the benefit of certain deferred tax assets that were not recognizable under previous standards. This benefit of $43,852,000 was recognized as a cumulative effect of a change in accounting principle in 1992. The effective rate of the charge equivalent to income taxes increased to 40.0% in 1992 from 26.3% in 1991 principally as a result of the adoption of SFAS No. 109.

  The Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", effective January 1, 1993. This Statement requires the accrual of the obligation for future costs of health benefits after retirement during the period employees render the service necessary to earn the benefits. In 1992, the Company discontinued its policy of providing postretirement health care and life insurance benefits for its employees, except those employees that were retired or eligible for retirement at December 31, 1992. The estimated accumulated postretirement benefit obligation as of January 1, 1993 and the effect on current results of operations from the implementation of SFAS No. 106 were not material.

Statement of Financial Accounting Standards (SFAS) No. 112,
"Employers' Accounting for Postemployment Benefits", was issued in November 1992 and is effective for fiscal years beginning after December 15, 1993. This Statement establishes accounting standards for the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement and requires the accrual of the future cost of postemployment benefits. The implementation of SFAS No. 112 will not have a material effect on the Company's consolidated financial position or results of operations.

FINANCIAL CONDITION
December 31, 1993, Compared with December 31, 1992
Receivables at December 31, 1993 increased by $49,990,000 due primarily to $15,000,000 related to the RRS facilities, $14,460,000 related to construction activity, and $22,962,000 which reflects amounts recorded for services performed currently which will be billed by contract at later dates.
  Restricted funds held in trust decreased by $60,347,000 during 1993 principally as a result of funds disbursed to cover expenditures for the privately-owned Onondaga County, New York, waste-to-energy facility.
  Property, plant, and equipment at December 31, 1993 increased by $45,144,000. This increase was due primarily to construction costs incurred on the Onondaga County facility, partially offset by normal depreciation for the year.
  Contract acquisition costs at December 31, 1993 increased by $39,318,000 due primarily to the amounts associated with the acquisition of RRS.
  Other liabilities increased by $20,794,000 in 1993 due primarily to billings in excess of costs on uncompleted construction contracts and additional retainage on construction in progress.

LIQUIDITY AND CAPITAL RESOURCES
The Company's most significant cash requirements are for construction expenditures for its privately-owned waste-to-energy facilities. The project debt associated with the financing of such facilities is generally arranged by municipalities through the issuance of tax-exempt or taxable revenue bonds. In addition to the proceeds of these revenue bonds, generally between 10% and 25% of the cost of construction is invested by operating subsidiaries in each of the facilities they own. Additional significant cash requirements include expenditures for project proposal and development efforts, acquisitions, the equity portion of rent for the lease under the Tulsa sale and leaseback arrangements, and normal replacement, modernization, and growth.
  The Company's cash needs in excess of funds provided by project debt have been met by cash generated from operations, the sale of limited partnership interests and related tax benefits, and amounts held by Ogden on behalf of the Company. Funds from Ogden may also include payments to the Company under a tax sharing agreement. The Company expects that its cash requirements will continue to be met from the proceeds of project debt, from operations and, if necessary, from amounts held by Ogden.
  Ogden has stated that it intends to continue to fund the Company's cash requirements as necessary. Such funding is expected to be provided in the form of advances repayable on demand which bear interest at a mutually agreed rate. The Company advances its excess cash to Ogden to be invested by Ogden at a mutually agreed rate. Advances to Ogden totaled $136,664,000 at December 31, 1993.
  At December 31, 1993, commitments for direct-equity investments in waste-to-energy facilities, exclusive of funds provided by project debt issued by municipalities and municipal agencies, and for normal replacement, modernization, and growth amounted to $24,909,000, which is expected to be expended over the next 18 months.

Ogden Projects, Inc. and Subsidiaries
SELECTED FINANCIAL DATA

December 31,                                    1993        1992(a)         1991           1990          1989

(In thousands of dollars, except per-share amounts)

TOTAL REVENUES.............................   $  681,060    $  466,037    $  364,241    $  362,600    $  321,713

INCOME FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE...........       80,214        71,719        69,652        48,319        31,912

INCOME (LOSS) FROM:
Continuing operations......................       43,726        43,007        52,560        39,159        26,303
Discontinued operations....................                                  (20,101)       (3,100)         (877)
Cumulative effect of change in
  accounting principle.....................                     43,852

Net income.................................       43,726        86,859        32,459        36,059        25,426

EARNINGS (LOSS) PER COMMON SHARE:
Continuing operations......................         1.15          1.14          1.40          1.07           .77
Discontinued operations....................                                     (.54)         (.08)         (.03)
Cumulative effect of change in
   accounting principle....................                       1.16

Total......................................         1.15          2.30           .86           .99           .74

TOTAL ASSETS...............................    2,432,327     2,287,284     2,006,080     1,884,891     1,874,267

LONG-TERM OBLIGATIONS:
Project Debt...............................    1,551,366     1,582,813     1,444,680     1,363,205     1,377,730
Other borrowings...........................       28,423        28,423        28,423

          Total............................    1,579,789     1,611,236     1,473,103     1,363,205     1,377,730

REDEEMABLE PREFERRED STOCK PLUS ACCRUED
  DIVIDENDS................................                                                               14,913

COMMON STOCKHOLDERS' EQUITY................      389,863       344,052       253,763       218,939       145,252

COMMON STOCKHOLDERS' EQUITY PER SHARE......        10.26          9.08          6.74          5.84          4.05

- ------------

 (a) See Note 10 to the Consolidated Financial Statements for the effect of a change in accounting principle effective January 1, 1992.

Ogden Projects, Inc. and Subsidiaries
STATEMENTS OF CONSOLIDATED INCOME

For the years ended December 31,     1993            1992             1991

REVENUES:
Service revenues.............    $432,609,000    $371,669,000    $321,361,000
Construction revenues........     248,451,000      94,368,000      42,880,000

    Total revenues...........     681,060,000     466,037,000     364,241,000

COSTS AND EXPENSES:
Operating costs..............     257,542,000     204,059,000     178,870,000
Construction costs...........     231,956,000      84,212,000      21,232,000
Debt service charges.........      98,664,000      99,734,000      88,958,000
General and administrative
  expenses...................      16,066,000       8,574,000       6,813,000
Other deductions (income) -
  net........................      (3,382,000)     (2,261,000)     (1,284,000)

    Total costs and expenses.     600,846,000     394,318,000     294,589,000

INCOME FROM CONTINUING
  OPERATIONS BEFORE INCOME
  TAXES AND CUMULATIVE EFFECT
  OF CHANGE IN ACCOUNTING
  PRINCIPLE..................      80,214,000      71,719,000      69,652,000
Charge equivalent to income
  taxes......................     (36,488,000)    (28,712,000)    (17,092,000)

INCOME FROM CONTINUING
  OPERATIONS.................      43,726,000      43,007,000      52,560,000
LOSS FROM DISCONTINUED
  OPERATIONS.................                                     (20,101,000)
CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE....                      43,852,000

NET INCOME...................    $ 43,726,000    $ 86,859,000    $ 32,459,000

EARNINGS PER SHARE OF COMMON
  STOCK:
Income from continuing
  operations.................    $       1.15    $       1.14    $       1.40
Loss from discontinued
  operations.................                                            (.54)
Cumulative effect of change
  in accounting principle....                            1.16

Total........................    $       1.15    $       2.30    $        .86

See Notes to Consolidated Financial Statements

Ogden Projects, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

ASSETS                       December 31,         1993              1992

Cash.....................................  $      3,558,000  $      7,938,000
Receivables (net of allowances of
  $7,321,000 in 1993 and $4,776,000 in
  1992)..................................       224,561,000       174,571,000
Restricted funds.........................       359,416,000       419,763,000
Property, plant, and equipment...........     1,563,362,000     1,518,218,000
Contract acquisition costs...............        55,519,000        16,201,000
Unamortized bond issuance costs..........        36,984,000        39,945,000
Due from affiliated companies............       136,664,000        64,696,000
Other assets.............................        52,263,000        45,952,000

TOTAL ASSETS.............................  $  2,432,327,000  $  2,287,284,000


LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable.........................  $     24,647,000  $     11,681,000
Accrued expenses.........................       156,806,000       110,490,000
Project Debt:
     Revenue bonds issued by and prime
       responsibility of municipalities..     1,210,935,000     1,234,910,000
     Revenue bonds issued by municipal
       agencies with sufficient service
       revenues guaranteed by third
       parties...........................       340,431,000       347,903,000
Other borrowings.........................        28,423,000        28,423,000
Deferred income..........................        52,028,000        52,613,000
Deferred income taxes....................       155,130,000       102,353,000
Minority interest........................        12,130,000        13,719,000
Other liabilities........................        61,934,000        41,140,000

    Total liabilities....................     2,042,464,000     1,943,232,000

Common Stockholders' Equity:
Common stock: authorized, 40,000,000
  shares of $.50 par value; shares
  outstanding: 38,010,000 in 1993 and
  37,872,000 in 1992.....................        19,005,000        18,936,000
Additional Capital:
Paid-in surplus..........................       150,445,000       148,429,000
Retained earnings........................       220,413,000       176,687,000

    Total additional capital.............       370,858,000       325,116,000

    Common stockholders' equity..........       389,863,000       344,052,000

TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY.................................  $  2,432,327,000  $  2,287,284,000

See Notes to Consolidated Financial Statements

Ogden Projects, Inc. and Subsidiaries
STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

For the years ended December 31,     1993            1992            1991

COMMON STOCK (AUTHORIZED,
  40,000,000 SHARES OF
  $.50 PAR VALUE):
Issuance of shares upon
  exercise of stock options..  $       69,000  $      110,000  $       76,000
Balance at beginning of year.      18,936,000      18,826,000      18,750,000

    Balance at end of year...      19,005,000      18,936,000      18,826,000

ADDITIONAL CAPITAL:
Paid-in Surplus:
Issuance of shares upon
  exercise of stock options..       2,016,000       3,320,000       2,289,000
Balance at beginning of year.     148,429,000     145,109,000     142,820,000

    Balance at end of year...     150,445,000     148,429,000     145,109,000

Retained Earnings:
Net income for year..........      43,726,000      86,859,000      32,459,000
Balance at beginning of year.     176,687,000      89,828,000      57,369,000

    Balance at end of year...     220,413,000     176,687,000      89,828,000

Total additional capital.....     370,858,000     325,116,000     234,937,000

COMMON STOCKHOLDERS' EQUITY..  $  389,863,000  $  344,052,000  $  253,763,000


See Notes to Consolidated Financial Statements

Ogden Projects, Inc. and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS

For the years ended December 31,       1993           1992           1991
CASH FLOWS FROM OPERATING
  ACTIVITIES:
Net income......................  $  43,726,000  $  86,859,000  $  32,459,000
Adjustments to reconcile net
  income to net cash provided by
  operating activities:
Cumulative effect of change in
  accounting principle..........                   (43,852,000)
Depreciation and amortization...     47,168,000     42,156,000     34,031,000
Deferred income taxes...........     53,231,000     37,224,000     23,844,000
Estimated loss on disposal of
  discontinued operations.......                                   17,373,000
Other...........................     (5,526,000)    (5,529,000)     6,877,000
Management of Operating Assets
  and Liabilities:
Receivables.....................    (40,674,000)   (48,614,000)    (7,850,000)
Other assets....................    (26,050,000)   (22,486,000)   (25,959,000)
Accounts payable and accrued
  expenses......................     51,337,000     17,081,000    (15,265,000)
Deferred income.................     (1,152,000)      (926,000)       364,000
Billings in excess of costs and
  estimated profit on uncompleted
  contracts.....................     21,128,000      7,649,000      2,533,000
Other liabilities...............      7,477,000     (3,692,000)    (4,735,000)
Net operating activities of
  discontinued operations.......       (636,000)    (2,959,000)     3,004,000

    Net cash provided by
      operating activities......    150,029,000     62,911,000     66,676,000

CASH FLOWS FROM FINANCING
  ACTIVITIES:
Issuance of revenue bonds.......                   225,686,000      1,800,000
Repayments and advances to
  affiliated companies..........    (52,005,000)   (27,186,000)   (31,631,000)
Decreases in (additions to)
  restricted funds held in trust     60,347,000   (139,705,000)   161,271,000
Repayment of revenue bonds......    (31,447,000)   (95,462,000)  (122,855,000)
Proceeds from exercise of stock
  options.......................      1,631,000      2,623,000      2,365,000
Distributions to minority
  partners......................     (2,040,000)    (1,932,000)      (588,000)
Other financing activities......     (1,446,000)                      (48,000)

    Net cash provided by
      (used in) financing
      activities................    (24,960,000)   (35,976,000)    10,314,000

CASH FLOWS FROM INVESTING
  ACTIVITIES:
Investments in waste-to-energy
  facilities....................    (77,777,000)   (29,856,000)   (68,144,000)
Entities purchased, net of cash
  acquired......................    (47,696,000)                  (13,240,000)
Other property, plant, and
  equipment expenditures........     (4,035,000)    (3,433,000)    (4,069,000)
Proceeds from sale of property
  and equipment.................         59,000         91,000
Proceeds from sale of limited
  partnership interests.........                     8,238,000     10,521,000
Net investing activities of
  discontinued operations.......                                      827,000

    Net cash used in investing
      activities................   (129,449,000)   (24,960,000)   (74,105,000)

NET INCREASE (DECREASE) IN CASH.     (4,380,000)     1,975,000      2,885,000
CASH AT BEGINNING OF YEAR.......      7,938,000      5,963,000      3,078,000

CASH AT END OF YEAR.............  $   3,558,000  $   7,938,000  $   5,963,000

See Notes to Consolidated Financial Statements

Ogden Projects, Inc. and Subsidianes
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. ORGANIZATION AND OPERATIONS

    ORGANIZATION: Ogden Projects, Inc. ("OPI") and its subsidiaries (the "Company") design, build, and operate, with affiliated companies, waste-to-energy facilities utilizing the mass-burn combustion technology of Martin GmbH fur Umwelt-und Energietechnik of Germany ("Martin"). Ogden Martin Systems, Inc. ("OMS"), a subsidiary of the Company, holds the exclusive rights to develop and market facilities utilizing the Martin technology in North America, most of Central and South America, and certain other countries, for which royalty and other fees are paid. The Company also operates, and in certain instances owns, waste-to-energy facilities utilizing technologies other than the Martin technology.

      The Company's parent is Ogden Corporation ("Ogden"), which owns 84.2% of the capital stock of OPI.

    OPERATIONS: Through certain of its subsidiaries, the Company is responsible, through long-term contracts, for the operation and maintenance of both privately-owned waste-to-energy facilities (in which equity of approximately 10% to 25% of the facility price is invested by the Company) and such facilities owned solely by municipalities or unrelated third parties. The Company, through these subsidiaries, is also responsible for the construction of all facilities except those acquired after completion.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION: The Consolidated Financial Statements include the accounts of OPI and all of its subsidiaries. All intercompany accounts and transactions have been eliminated in the Consolidated Financial Statements.

    SERVICE REVENUES: Service revenues represent the fees earned under long-term contracts to operate and maintain the waste-to-energy facilities and, with respect to privately-owned facilities, to service the facilities' debt. Additional fees are earned from the processing of excess waste and from energy generation. The Company typically receives all of the revenue for electricity and steam sales or, in certain cases, alternative fees during the facility's start-up period prior to the date the facility is accepted for full commercial operation by the municipality. Upon acceptance for commercial operation, revenues from energy sales are generally allocated 90% to the municipality and 10% to the Company. Long-term unbilled receivables for services performed currently, which are due by contract at a later date, are discounted in recognizing the present value of such services.

    CONSTRUCTION REVENUES: Construction revenues from waste-to-energy facilities which are not owned by the Company are recognized as work progresses on the percentage-of-completion method based on the percentage of costs incurred to date to total estimated costs. Profit recognition on individual contracts commences when construction has progressed to the point at which the total profit is reasonably determinable. Estimated losses are provided in full as soon as identified. In addition, construction revenues include amounts relating to sales of limited partnership interests and related tax benefits as well as other activities prior to the commencement of commercial operations.

    RESTRICTED FUNDS: Restricted funds represent proceeds from the financing of privately-owned facilities. Funds are held in trust and released as expenditures are made or upon satisfaction of conditions provided under the respective trust agreements.

    PROPERTY, PLANT, AND EQUIPMENT: For those facilities that the Company owns, the construction costs are capitalized in property, plant, and equipment. Property, plant, and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range generally from 50 years for waste-to-energy facilities to five years for certain machinery and equipment, for financial reporting purposes. Accelerated depreciation is generally used for Federal income tax purposes. Landfill costs are amortized based on the rate at which the total estimated capacity of such landfill cell is used.

    CONTRACT ACQUISITION COSTS: Costs associated with the acquisition of certain contracts are amortized over the term of the respective contract.

    BOND ISSUANCE COSTS: Costs incurred in connection with issuance of revenue bonds are amortized over the terms of the respective debt issues.

    DEFERRED CHARGES ON PROJECTS: Costs incurred in connection with certain project development efforts are deferred until the award of the related project is determined. Costs on awarded projects are deferred until the commencement of construction, at which time they are either capitalized in property, plant, and equipment for privately-owned facilities or charged to construction costs for municipally-owned facilities. Costs associated with general marketing efforts and with projects which are no longer under consideration are charged to operating costs.

    INCOME TAXES: The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective January 1, 1992.

      The Company and its subsidiaries are included in the consolidated Federal income tax return of Ogden. A tax sharing agreement among Ogden and its principal subsidiaries provides for payments to those affiliated groups that generate tax deductions and credits that are used to reduce taxable income otherwise payable by the Ogden consolidated group.

    EARNINGS PER SHARE OF COMMON STOCK: Earnings per common share are computed by dividing net income by the weighted average of the number of shares of common stock outstanding.

      The weighted average number of shares outstanding during each period were as follows:

                                           1993         1992         1991

Weighted average shares outstanding...  37,948,000   37,828,000   37,570,000

   RECLASSIFICATIONS: Prior-year amounts in the accompanying financial statements have been reclassified to conform with the 1993 presentation.

 3. DISCONTINUED OPERATIONS

    In December 1993, the Company adopted a plan to discontinue its fixed-site hazardous waste business (the "hazardous waste business"). As part of the disposal of this business, the Company ceased all development activities and in 1994 intends to dispose of the assets related to this business, primarily a permit to build and operate a hazardous waste incineration facility. Provision has been made in 1993 for the write down of assets resulting in a pretax loss of $12,629,000.

      In December 1991, the Company adopted a plan to discontinue its on-site remediation business utilizing mobile technology (the "remediation business"). During 1993, the Company recognized a pretax gain from the remediation business totaling $12,379,000. This gain resulted primarily from the receipt of amounts previously withheld pending satisfactory completion of obligations under existing contracts and from proceeds received from the sale of assets in excess of previously estimated net realizable values.

    For the year ended December 31, 1993, the net loss of $250,000 from discontinued operations is included in "Other deductions (income)-net" in the Statement of Consolidated Income. At December 31, 1993, the remaining net liabilities of approximately $1,000,000 related to discontinued operations are included in "Other liabilities" in the accompanying Consolidated Balance Sheet.

    For the year ended December 31, 1991, the results of operations of the discontinued remediation business, and the estimated loss on disposal, presented as Discontinued Operations in the accompanying Statement of Consolidated Income (expressed in thousands of dollars), were as follows:

Service revenues and other income.................................   $  4,540
Operating costs...................................................      8,014

Loss from operations before taxes.................................     (3,474)
Benefit equivalent to income taxes................................        746

Loss from operations..............................................     (2,728)
Loss on disposal (net of income tax benefit of $4,747)............    (17,373)

Loss from discontinued operations.................................   $(20,101)
                                                                                                       --------

 4. ACQUISITION

    On January 8, 1993, the Company completed the purchase of all of the outstanding capital stock of RRS Holdings, Inc. ("RRS"), the United States waste-to-energy subsidiary of Asea Brown Boveri Inc. The purchase price of $47,696,000 was paid from amounts held by Ogden on behalf of the Company. The assets acquired consisted primarily of long-term contracts to operate three municipally-owned waste-to-energy facilities in Detroit, Michigan; Honolulu, Hawaii; and Hartford, Connecticut.

      The acquisition was accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of RRS have been recorded at their estimated fair values at the date of acquisition and are included in the Consolidated Balance Sheet of the Company at December 31, 1993. The results of operations of RRS have been included in the Statements of Consolidated Income of the Company since the date of acquisition.

      The unaudited pro forma total revenues of the Company and RRS for the year ended December 31, 1992 were $551,708,000, calculated as if the acquisition had occurred on January 1, 1992. The effect on income from continuing operations, net income, and earnings per share is not material. The pro forma information is for comparative purposes only and does not purport to be indicative of the results of operations that would have occurred had the acquisition been consummated at the beginning of 1992 or of results which may occur in the future.

 5. RECEIVABLES

    Receivables (expressed in thousands of dollars) were comprised of the following:

                                                            1993        1992

Billed services.......................................   $ 68,082    $ 51,333
Unbilled services.....................................    108,108      85,146
Construction contract billings........................     22,025      13,361
Costs in excess of billings on uncompleted
  construction contracts..............................        435       7,678
Retainage on uncompleted construction contracts.......     17,447       4,408
Other.................................................     15,785      17,421
Allowance for doubtful accounts.......................     (7,321)     (4,776)

Total.................................................   $224,561    $174,571

     Unbilled service revenues due from municipalities at December 31, 1993 are scheduled, by contract, to be billed as follows: $27,026,000 in 1994, $32,075,000 in 1995, and $49,007,000 thereafter.

 6. RESTRICTED FUNDS HELD IN TRUST

    Funds held by trustees from proceeds received from financing of facilities are segregated principally for the construction of the waste-to-energy facilities, debt service reserves for payment of principal and interest on revenue bonds, and capitalized interest for payment of interest generally during the construction period. Such funds are invested principally in United States Treasury bills and notes and United States government agencies securities.

    Fund balances (expressed in thousands of dollars) were as follows:

                                                            1993        1992

Construction funds....................................   $ 71,725    $129,913
Debt service funds....................................    197,649     195,841
Capitalized interest funds............................     19,289      28,788
Other funds...........................................     70,753      65,221

Total.................................................   $359,416    $419,763

   Based on anticipated construction schedules, the remaining construction funds at December 31, 1993 are expected to be disbursed as follows: $41,701,000 in 1994 and $30,024,000 in 1995.

 7. PROPERTY, PLANT, AND EQUIPMENT

    Property, plant, and equipment (expressed in thousands of dollars) consisted of the following:

                                                         1993          1992

Land.............................................   $    5,049    $    5,049
Waste-to-energy facilities.......................    1,539,373     1,538,762
Buildings and improvements.......................       48,146        39,498
Machinery and equipment..........................       23,016        19,228
Landfills........................................        8,464         8,306
Construction in progress.........................       95,789        24,993

Total............................................    1,719,837     1,635,836
Less accumulated depreciation and amortization...      156,475       117,618

Net..............................................   $1,563,362    $1,518,218

     Depreciation and amortization (expressed in thousands of dollars) charged to expense were as follows:

                                                  1993       1992       1991

Waste-to-energy facilities,
  including improvements.....................   $35,134    $34,551    $26,911
Machinery and equipment......................     2,661      2,162      1,702
Landfills....................................       363         32        609

Total........................................   $38,158    $36,745    $29,222

 8. OTHER ASSETS

    Other assets (expressed in thousands of dollars) were comprised of the following:

                                                             1993       1992

Deferred charges on projects - net......................   $12,704    $16,014
Spare parts.............................................    25,825     16,458
Prepaid insurance.......................................     8,391      4,363
Other...................................................     5,343      9,117

Total...................................................   $52,263    $45,952

 9. ACCRUED EXPENSES

    Accrued expenses (expressed in thousands of dollars) consisted of the following:

                                                            1993        1992

Interest..............................................   $ 36,430    $ 34,252
Construction costs....................................     27,314      11,828
Lease payments........................................     12,234      10,906
Insurance.............................................     16,201       8,869
Municipalities' share of service revenues.............     18,747      12,764
Other.................................................     45,880      31,871

Total.................................................   $156,806    $110,490

10. INCOME TAXES

    Effective January 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred taxes are recognized based on the expected future tax consequences of events that have been included in the financial statements or tax returns by applying currently enacted statutory tax rates applicable to future years to differences between the financial statement and tax bases of assets and liabilities. This standard required the Company to recognize the benefit of certain deferred tax assets that were not recognizable under the previous standard, Accounting Principles Board Opinion (APB) No. 11. This benefit of $43,852,000, or $1.16 per share, as of January 1, 1992 was recognized in the first quarter of 1992 as a cumulative effect of a change in accounting principle.

      In August 1993, the Omnibus Budget Reconciliation Act of 1993 was enacted which, among other things, increased the corporate Federal income tax rate from 34% to 35%, effective retroactively to January 1, 1993. In accordance with the provisions of SFAS No. 109, the effect of the change in rate, primarily a $4,402,000 adjustment of deferred tax liabilities and assets, is included in the charge equivalent to income taxes for the current year.

    The components of the charge equivalent to income taxes (expressed in thousands of dollars) were as follows:

                                                  1993       1992       1991

CURRENT:
State........................................   $ 2,724    $ 1,381    $ 1,677

DEFERRED:
Federal......................................    29,461     22,176      8,804
State........................................     4,303      5,155      4,739

Total deferred...............................    33,764     27,331     13,543

Total charge equivalent to income taxes......    36,488     28,712     15,220
Reduction in charge equivalent to income
  taxes for benefits utilized by Ogden
  affiliates.................................                          (3,621)

Charge equivalent to income taxes............   $36,488    $28,712    $11,599

     The charge equivalent to income taxes (expressed in thousands of dollars) on a separate group return basis varied from the Federal statutory income tax rate due to the following:

                                                  1993       1992       1991

Taxes at statutory rate......................   $28,075    $24,385    $14,980
State income taxes, net of Federal tax
  beneft.....................................     4,568      4,313      4,235
Investment tax credits.......................    (1,807)               (4,717)
Adjustment of deferred tax balances..........     4,402
Benefits utilized by Ogden affiliates........                          (3,621)
Other - net..................................     1,250         14        722

Charge equivalent to income taxes............   $36,488    $28,712    $11,599

Statutory rate...............................      35.0%      34.0%      34.0%
Effective rate...............................      45.5%      40.0%      26.3%

     The charge (benefit) equivalent to income taxes (expressed in thousands of dollars) was included in the financial statements as follows:

                                                  1993       1992       1991

Continuing operations........................   $36,488    $28,712    $17,092
Discontinued operations......................                          (5,493)

Charge equivalent to income taxes............   $36,488    $28,712    $11,599

     Deferred income taxes were determined under the provisions of SFAS No. 109 for 1993 and 1992 and under the provisions of APB No. 11 for 1991. Deferred income tax (credits) charges for 1991 (expressed in thousands of dollars), arising from differences between tax and financial reporting, were as follows:

Interest income....................................................   $(1,672)
Deferred income....................................................     7,770
Investment tax credits.............................................     2,430
Depreciation.......................................................    62,786
Investment tax credit carryforwards................................    (7,148)
Net operating loss carryforwards...................................   (49,778)
Accrued expenses...................................................    (1,150)
Waste-to-energy facility grant.....................................    (1,438)
Disposal of discontinued operations................................    (7,521)
Sale of limited partnership interests..............................     8,532
Other - net........................................................       732

Total..............................................................   $13,543
                                                                                                         -------

     The components of the net deferred income tax liability (expressed in thousands of dollars) at December 31, 1993 and 1992 were as follows:

                                                            1993        1992

Deferred tax assets:
    Deferred income...................................   $ 21,690    $ 17,660
    Accrued expenses..................................     28,780      25,741
    Investment tax credits............................     80,097      77,317
    Net operating loss carryforwards..................    157,347     145,170

    Total deferred tax assets.........................    287,914     265,888

Deferred tax liabilities:
    Unbilled accounts receivable......................     29,490      22,040
    Property, plant, and equipment....................    406,828     340,363
    Other.............................................      6,726       5,838

    Total deferred tax liabilities....................    443,044     368,241

Net deferred tax liability............................   $155,130    $102,353

     Under the tax sharing agreement with Ogden, investment and other tax credits recognizable in connection with such tax sharing arrangement are reflected as a reduction of the charge equivalent to income taxes in the accompanying Statement of Consolidated Income for the year ended December 31, 1991. For the years ended December 31, 1993 and 1992, these payments from Ogden are reflected as a reduction of the deferred tax assets. At December 31, 1993, the Company had investment and other tax credit carryforwards with Ogden for Federal income tax purposes of approximately $80,100,000 and net operating loss carryforwards of approximately $364,600,000. The carryforwards will expire in 2004 through 2008. Deferred Federal income taxes have been reduced by the tax effect of these amounts.

  Under the tax sharing agreement, the Company received $19,963,000, $13,008,000, and $9,718,000 for 1993,1992, and 1991, respectively, primarily for utilization of its tax deductions (principally accelerated depreciation) against taxable income otherwise payable by the Ogden consolidated tax group. The utilization of these deductions by other Ogden affiliates resulted in a reduction in the charge equivalent to income taxes (expressed in thousands of dollars) in 1991 as follows:

Tax deductions of the Company utilized by the Ogden
  consolidated group................................................   $9,718
Deferred taxes provided.............................................    6,097

Reduction in charge equivalent to income taxes......................   $3,621
                                                                                                  ------
                                                                                                  ------

11. PROJECT DEBT

  Project debt (expressed in thousands of dollars) is summarized as follows:

                                                         1993          1992

Revenue Bonds Issued by and Prime Responsibility
  of Municipalities:
3.5-10% serial revenue bonds
  maturing 1994 through 2005........................ $  257,180    $  269,055
5.4-10% term revenue bonds due 1995 through 2019....    934,685       865,285
Adjustable rate revenue bonds due 1994 through 2013.     19,070       100,570

Total...............................................  1,210,935     1,234,910

Revenue Bonds Issued by Municipal Agencies with
  Sufficient Service Revenues
  Guaranteed by Third Parties:
4.15-8.9% serial revenue bonds maturing 1994
  through 2007......................................     91,290        94,280
7.25-7.4% term revenue bonds due 1999 through 2011..    105,610       105,610
Adjustable rate revenue bonds due 1994 through 2011.    143,531       148,013

Total...............................................    340,431       347,903

Total project debt.................................. $1,551,366    $1,582,813

  The project debt associated with the financing of waste-to-energy facilities is generally arranged by municipalities through the issuance of tax-exempt and taxable revenue bonds. The category "Revenue Bonds Issued by and Prime Responsibility of Municipalities" includes bonds issued with respect to which debt service is an explicit component of the client community's obligation under the related service agreement. In the event that a municipality is unable to satisfy its payment obligations, the bondholders' recourse with respect to the Company is limited to the waste-to-energy facility and restricted funds pledged to secure such obligation. The category "Revenue Bonds Issued by Municipal Agencies with Sufficient Service Revenues Guaranteed by Third Parties" includes bonds issued to finance three facilities for which contractual obligations of third parties to deliver waste ensure sufficient revenues to pay debt service, although such debt service is not an explicit component of a third party's service fee obligation.

  Payment obligations for the project debt, which are limited recourse to the Operating Subsidiary and nonrecourse to the Company and Ogden, subject to construction and operating performance guarantees and commitments, are secured by the revenues pledged under the respective indentures and are collateralized principally by assets of the respective Operating Subsidiary. At December 31, 1993, such project debt is collateralized by property, plant, and equipment with a net carrying value of $1,534,958,000, credit enhancements of approximately $200,000,000 for which Ogden has certain reimbursement obligations, and substantially all of the restricted funds held in trust (see Note 6).

  The interest rates on adjustable rate revenue bonds are adjusted periodically to reflect current market rates, generally with an upside cap of 15%. The average adjustable rates during the years ended December 31, 1993 and 1992 were 2.65% and 3.40%, respectively.

  In May 1993, the Company entered into two interest rate swap agreements as hedges against interest rate exposure on certain adjustable rate revenue bonds in the category "Revenue Bonds Issued by Municipal Agencies with Sufficient Service Revenues Guaranteed by Third Parties". Both swap agreements expire in May 1999. Under one swap agreement, the Company pays a fixed rate of 3.95% per annum on a semi-annual basis and receives a floating rate based on an index of tax-exempt variable rate obligations. Under the second swap agreement, the Company pays a fixed rate of 5.25% per annum on a semi-annual basis and receives a floating rate based on a defined commercial paper rate. At December 31, 1993, the floating rates on the two swaps were 2.34% and 3.36%, respectively. The notional amounts of the swaps at December 31, 1993 were $91,070,000 and $48,305,000, respectively, and are reduced in accordance with the scheduled repayments of the applicable revenue bonds. The counterparties to both swaps are major financial institutions. The Company believes the credit risk associated with nonperformance is not significant.

  The maturities and sinking fund installments (expressed in thousands of dollars) on the project debt are as follows:

1994............................................................   $   32,632
1995............................................................       37,867
1996............................................................       48,597
1997............................................................       52,617
1998............................................................       58,132
Later years.....................................................    1,321,521

Total...........................................................   $1,551,366

 Interest   incurred,   related   capitalization  of  such  interest  costs, and
amortization of bond issuance costs (expressed in thousands of dollars) were as follows:

                                                1993       1992        1991

Interest incurred on taxable
  and tax-exempt borrowings...............   $107,846    $99,828    $101,906
Interest earned on temporary investment of
  borrowings during construction, etc.....      9,985      6,095       8,919

Net interest incurred.....................     97,861     93,733      92,987
Interest capitalized during construction
  in property, plant, and equipment.......      5,538        753       9,166

Interest expense - net....................     92,323     92,980      83,821
Amortization of bond issuance costs.......      6,341      6,754       5,137

Debt service charges......................   $ 98,664    $99,734    $ 88,958

12. DEFERRED INCOME

  Deferred income (expressed in thousands of dollars) was comprised of the following:

                                                             1993       1992

Sale and leaseback arrangement..........................   $27,930    $29,954
Advance billings to municipalities......................    14,297      9,862
Other...................................................     9,801     12,797

Total...................................................   $52,028    $52,613

  The gain from a sale and leaseback arrangement (see Note 15) has been deferred and is being recognized in income as a credit against future rental expenses.

13. OTHER BORROWINGS AND OTHER LIABILITIES

  In 1991, the Company assumed an obligation for $28,423,000 representing the equity component of a sale and leaseback arrangement relating to the Hennepin County, Minnesota, waste-to-energy facility. This arrangement is accounted for as a financing. The obligation, which has an effective interest rate of 5% and does not require a principal payment in the next five years, extends through 2017.
  Other liabilities (expressed in thousands of dollars) were comprised of the following:

                                                             1993       1992

Retainage on construction in progress...................   $11,136    $ 3,109
Lease reserve payments..................................    10,605     10,605
Billings in excess of costs and estimated profit on
  uncompleted contracts.................................    17,939      4,235
Other...................................................    22,254     23,191

Total...................................................   $61,934    $41,140

14. COMMON STOCK AND STOCK OPTIONS

  In 1989, the Board of Directors approved a non-qualified Employees' Stock Option Plan. Under such plan, options are granted to officers and key management employees to purchase common stock of the Company. Options granted prior to August 2, 1989 to certain employees of the Company became exercisable over a three-year period ending on December 31, 1991. Options granted prior to August 2, 1989 to all other persons, including persons employed by affiliates of the Company, became exercisable on August 9, 1989. The exercise price of such options for 797,000 shares is $11.90 per share. The exercise price for any options granted under the Employees' Stock Option Plan after August 2, 1989 is to be the fair market value as of the date of the grant. During 1990, options for 10,000 shares were granted at an exercise price of $24.75 per share. Such options became exercisable over a three-year period ending on December 31, 1992. As adopted, the plan calls for a maximum of 825,000 shares of the Company's common stock to be available for issuance upon exercise of options.

  Also in 1989, the Board of Directors approved a non-qualified Directors' Stock Option Plan. Under such plan, options to purchase 25,000 shares of common stock of the Company were granted to each person who as of August 9, 1989, was a director or member of the Advisory Board of the Board of Directors and who was not otherwise an employee of the Company, Ogden, or any of their respective affiliates. The exercise price of such options for 275,000 shares is $11.90 per share. The options became exercisable on August 9, 1989. As adopted, the plan calls for a maximum of 275,000 shares of the Company's common stock to be available for issuance upon exercise of options.

  Information regarding the activity of the Company's stock option plans is summarized as follows:

                                                                       AVAILABLE
                                         OUTSTANDING    EXERCISABLE    FOR GRANT
Balance at December 31,1990.........      943,334        872,334       30,666
Became exercisable..................                      66,333
Cancelled...........................       (1,334)                      1,334
Exercised...........................     (152,998)      (152,998)

Balance at December 31,1991.........      789,002        785,669       32,000
Became exercisable..................                       3,333
Exercised...........................     (220,500)      (220,500)

Balance at December 31,1992.........      568,502        568,502       32,000
Exercised...........................     (137,000)      (137,000)

Balance at December 31, 1993........      431,502        431,502       32,000

  All options exercised or cancelled to date had an exercise price of $11.90 per share. At December 31, 1993, there were 463,502 shares of the Company's common stock reserved for issuance under such plans.

15. LEASES

  Total  rental expenses  amounted to $13,632,000,  $13,306,000, and $13,420,000 for the years ended December 31, 1993, 1992, and 1991, respectively.

  In 1986 and 1987, the Company sold, under a sale and leaseback arrangement, its ownership interests in the Tulsa, Oklahoma, waste-to-energy facility for an aggregate sale price of $140,500,000, of which $92,375,000 represented the assumption of revenue bonds. These leases, which extend through 2012, are accounted for as operating leases.

  Future minimum rental payments (expressed in thousands of dollars) required under operating leases that have initial or remaining noncancelable lease terms in excess of one year, principally for the Tulsa facility leases, leases on waste-to-energy facility sites, and amounts to be paid under a leasehold for a landfill through 1997 at the rate of $2.71 per ton of waste, are as follows:

1994..............................................................   $ 12,845
1995..............................................................     12,447
1996..............................................................     14,561
1997..............................................................     13,915
1998..............................................................     13,748
Later years.......................................................    181,667

Total.............................................................   $249,183

  Operating   leases  at  December  31,  1993  include  $144,916,000  of  future nonrecourse rental payments that are supported by third-party commitments to provide sufficient service revenues to meet such obligations.

16. RELATED PARTY TRANSACTIONS

  ADMINISTRATIVE SERVICE CHARGE: Ogden affiliates provide the Company with administrative services that include cash management, financing, employee benefits, insurance, and similar services. For such services, the Company incurred charges of $2,500,000, $2,364,000, and $2,364,000 for the years ended December 31, 1993, 1992, and 1991, respectively.

  In the opinion of management, such service charges have been made on a basis which is considered to be reasonable; however, these charges are not necessarily indicative of the total costs that the Company would have incurred had it operated on a stand-alone basis.

  CASH   MANAGEMENT:  The  Company  participates  in  Ogden's  centralized  cash management system whereby all of the Company's cash requirements are satisfied by Ogden affiliates; any excess cash is held by Ogden on behalf of the Company.

  Commencing April 1, 1991, the Company was charged or credited interest on advances from or to affiliated companies. During 1991, the Company was charged net interest in the amount of $81,000. During 1993 and 1992, the Company was credited for interest in the amount of $2,436,000 and $1,872,000, respectively.

  WASTE-TO-ENERGY FACILITY PERSONNEL: Except for the manager of facility administration, who is a Company employee, the work force at each facility is generally supplied, by agreement, by Ogden Services Corporation, an Ogden affiliate. The fee for such services, which is equal to payroll costs plus 10% of the respective facilities' total payroll, amounted to $79,982,000, $53,160,000, and $47,915,000 for the years ended December 31, 1993, 1992, and
1991, respectively.

17. RETIREMENT PLANS

  The pension plan provides benefits to substantially all of the salaried employees, normally upon retirement at age 65, based on years of service and average compensation for the most highly compensated five consecutive years out of the employee's last ten years of service. The Company's funding policy for this plan is to contribute annually an actuarially recommended amount no less than the minimum funding required by ERISA. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

  Benefits under the plan have been temporarily frozen as of December 31, 1993 due to the Plan not being able to satisfy certain tests under ERISA regulations effective January 1, 1994. Clarification of the new requirements is being sought and a final determination of the status of the plan is expected in 1994.

  The following table sets forth the pension plan's funded status at December 31, 1993 and 1992 (expressed in thousands of dollars):

                                                              1993       1992

Accumulated benefit obligations (including vested
  benefits of $3,248 and $1,698 in 1993 and
  1992, respectively)....................................   $ 4,163    $2,515

Projected benefit obligations............................   $ 6,614    $4,420
Plan assets, primarily common stocks and U S. government
  securities, at fair value..............................     5,222     4,275

Underfunded projected benefits...........................   $(1,392)   $ (145)

Source of Underfunded Status:
Unrecognized net gains (losses) from past experience
  different from that  assumed and effects
  of changes in assumptions..............................   $(1,265)   $   55
Unrecognized net transition asset being recognized over
  16 years...............................................       428       483
Accrued pension costs....................................      (555)     (683)

Underfunded projected benefits...........................   $(1,392)   $ (145)

  The 1993, 1992, and 1991 cost for the Company's pension plan included the following components (expressed in thousands of dollars):

                                                         1993    1992    1991

Service cost on benefits earned during the year.......   $699    $674    $656
Interest cost on projected benefit obligations........    371     294     226
Net amortization and deferral.........................   (224)    126     119
Actual return on plan assets..........................   (188)   (461)   (357)

Net pension cost......................................   $658    $633    $644

  The expected long-term rate of return on plan assets was 8.0% at December 31, 1993, 1992 and 1991. The weighted average discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit were as follows:

                                                                1993    1992

Discount rate................................................   7.5 %   8.5 %
Compensation increase........................................   4.5 %   5.0 %

  Contributions and costs for defined contribution plans are determined by a benefit formula based on a percentage of compensation as well as discretionary contributions. The cost for 1993, 1992, and 1991 was $1,950,000, $1,663,000, and
$1,439,000, respectively.

18. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

  Payments of debt service charges and income taxes (expressed in thousands of dollars) were as follows:

                                                                                    1993       1992        1991
                                                                                   -------    -------    --------
Interest paid (net of amounts capitalized)..   $93,831    $96,416    $ 82,648
Charge equivalent to income taxes - net paid
  (refunded)................................       (99)       913       1,855

  Noncash investing and financing activities (expressed in thousands of dollars) were as follows:

                                                 1993       1992        1991

Adjustment to acquired property, plant, and
  equipment to pretax amounts upon
  adoption of SFAS No 109...................              $38,051
Acquisition of net assets in connection with
  a merger..................................                4,375
Adjustment to property, plant, and equipment
  resulting from purchase price and
  contract cost adjustments.................                         $  8,300
Detail of entities acquired:
Fair value of assets acquired...............   $62,438               $254,778
Cash paid for capital stock.................    47,696                 13,250

Liabilities assumed.........................   $14,742               $241,528

19. COMMITMENTS AND CONTINGENT LIABILITIES

  The Company and certain of its subsidiaries are contingently liable as a result of transactions arising in the ordinary course of business and are involved in legal proceedings in which damages and other remedies are sought. In the opinion of Company management, after review with counsel, the eventual disposition of these matters will not have a material adverse effect on the Company's Consolidated Financial Statements.

  The Company intends to indemnify Ogden for any payments Ogden or its affiliates may be required to make under credit enhancements and guarantees arising from the performance by the Company and its Operating Subsidiaries of obligations under construction and service agreements in connection with waste-to-energy facilities constructed and/or operated by Operating Subsidiaries. In the opinion of Company management, there will be no requirement for Ogden to make any payments under guarantees arising out of a default with respect to the construction or operation of such facilities.

  At December 31, 1993, capital commitments, exclusive of funds provided by revenue bonds issued by municipalities and municipal agencies, amounted to
$24,909,000, of which $12,302,000 was for direct equity investments in waste-to-energy facilities and $12,607,000 was for normal replacement, modernization, and growth.

20. SALE OF LIMITED PARTNERSHIP INTERESTS

  During October 1991 and January 1992, the Company sold limited partnership interests in and related tax benefits of its Huntington, New York, waste-to-energy facility. Construction revenues in the accompanying Statements of Consolidated Income include $7,681,000 and $17,779,000 for the years ended December 31, 1992 and 1991, respectively, from these transactions.

  The accounts of the partnership have been consolidated as part of the Company's Consolidated Financial Statements, with intercompany accounts and transactions having been eliminated. At December 31, 1993 and 1992, the balance of the capital accounts of minority partners totaling $12,130,000 and $13,719,000, respectively, is reflected as "Minority Interest" in the accompanying Consolidated Balance Sheets.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgement is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

  The carrying amount and estimated fair values of financial instruments (expressed in thousands of dollars) at December 31, 1993 and 1992 are summarized as follows:

                                  1993                        1992
                         CARRYING     ESTIMATED      CARRYING     ESTIMATED
                          AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE

ASSETS:
Cash...................   $    3,558    $    3,558    $    7,938    $    7,938
Receivables............      224,561       233,841       174,571       180,790
Restricted funds.......      359,416       366,006       419,763       424,940
LIABILITIES:
Project debt...........    1,551,366     1,691,939     1,582,813     1,668,372
Other borrowings.......       28,423        19,810        28,423        14,835
Other liabilities......        8,300         7,175         8,300         6,395
OFF BALANCE SHEET
  FINANCIAL INSTRUMENTS:
Unrealized loss on
  interest rate swap
  agreements...........                        430

  The following methods and assumptions were used to estimate the fair value of financial instruments presented above:

     Cash - the carrying amount is a reasonable approximation of fair value.
     Receivables - the fair value of long-term unbilled receivables is estimated by using a discount rate that approximates the current rate for comparable notes. The carrying amount of all other receivables is a reasonable approximation of fair value.

     Restricted funds - the fair value of funds held in trust is estimated based on quoted market prices of the investments held by the trustee.

     Project debt - the fair value of the revenue bonds is estimated based on quoted market prices for the same or similar issues.

     Other borrowings - the fair value of the obligation assumed as part of a sale and leaseback transaction accounted for as a financing is estimated by discounting the future stream of payments using the incremental borrowing rate of Ogden, the Company's primary source of recourse financing.

     Other liabilities - the fair value of liabilities that come due beyond one year of the balance sheet date are estimated by discounting the future stream of payments using the incremental borrowing rate of Ogden.

     Interest rate swap agreements - the fair value of the interest rate swap agreements is the estimated amount the Company would have to pay to the financial institutions to terminate the agreements.

INDEPENDENT AUDITORS' REPORT

Deloitte & Touche                                             1633 Broadway
                                                              New York, NY 10019

The Board of Directors and Stockholders of Ogden Projects, Inc.:

We have audited the accompanying consolidated balance sheets of Ogden Projects, Inc. and subsidiaries as of December 31, 1993 and 1992 and the related statements of common stockholders' equity, consolidated income and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the companies at December 31, 1993 and 1992 and the results of their operations and cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 1992 the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.

[Signature]

February 2, 1994

42 1993 ANNUAL REPORT

Ogden Projects, Inc. and Subsidiaries
REPORT OF MANAGEMENT

Ogden Projects, Inc.'s management is responsible for the information and representations contained in this annual report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances to reflect in all material respects the substance of events and transactions that should be included and that the other information in the annual report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates of the expected effects of events and transactions currently being accounted for.

  In meeting its responsibility for the reliability of the financial statements, management depends on the Company's internal control structure. This structure is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. In designing control procedures, management recognizes that errors or irregularities may nevertheless occur. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of such controls. Management believes that the Company's internal control structure provides reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period by employees in the normal course of performing their assigned functions.

The Board of Directors pursues its oversight role for these financial statements through the Audit Committee, which is composed solely of non-affiliated directors. The Audit Committee, in this oversight role, meets periodically with management and internal auditors to monitor their respective responsibilities. The Audit Committee also meets periodically with the independent auditors and the internal auditors, both of whom have free access to the Audit Committee without management present.

The independent auditors express an opinion on our financial statements. Their opinion is based on procedures they consider to be sufficient to enable them to reach a conclusion as to the fairness of the presentation of the financial statements.


[Signature]                                     [Signature]
Scott G. Mackin                                 William E. Whitman
President and                                   Executive Vice President and
Chief Operating Officer                         Chief Financial Officer

Ogden Projects, Inc. and Subsidiaries
QUARTERLY RESULTS OF OPERATIONS

1993 QUARTER ENDED              MARCH 31    JUNE 30     SEPT. 30    DEC. 31

(In thousands of dollars,
except per-share amounts)


Total revenues...............  $  141,506  $  171,836  $  182,846  $  184,872

Income before income taxes...  $   14,200  $   19,118  $   21,373  $   25,523

Net income...................  $    8,520  $   11,471  $    7,875  $   15,860

Earnings per common share....  $      .22  $      .30  $      .21  $      .42

1992 QUARTER ENDED             MARCH 31     JUNE 30     SEPT. 30    DEC. 31

(In thousands of dollars,
except per-share amounts)
Total revenues...............  $  111,033  $  107,577  $  109,892  $  137,535

Income from continuing
  operations before income
  taxes and cumulative effect
  of change in accounting
  principle..................  $   16,861  $   16,842  $   16,039  $   21,977

INCOME FROM:
Continuing operations........  $   10,111  $   10,099  $    9,619  $   13,178

Cumulative effect of change
  in accounting principle....      43,852

Net income...................  $   53,963  $   10,099  $    9,619  $   13,178


EARNINGS PER COMMON SHARE:
Continuing operations........  $      .27  $      .27  $      .25  $      .35
Cumulative effect of change
  in accounting principle....        1.16

Total........................  $     1.43  $      .27  $      .25  $      .35

Ogden Projects, Inc. and Subsidiaries
PRICE RANGE OF STOCK AND DIVIDEND DATA

                                                   1993           1992
                                               HIGH    LOW    HIGH    LOW

Common:
First Quarter...............................   20 5/8  17 1/4  24 1/4  20 1/4
Second Quarter..............................   22 3/4  16 3/8  22      17
Third Quarter...............................   23 7/8  15 3/8  20 5/8  14 5/8
Fourth Quarter..............................   18      15 1/8  20 3/4  15

No dividends have been paid on Ogden Projects, Inc. common stock. The common stock is listed on the New York Stock Exchange.